TIDAL TRUST II 485BPOS

Exhibit 99.(a)(xv)(6)

QH-428616

THE TAX CONCESSIONS LAW

UNDERTAKING AS TO TAX CONCESSIONS

In accordance with the Tax Concessions Law the following undertaking is hereby given to

IncomeSTKd 1x Bitcoin & 1x Gold Premium Cayman Subsidiary “the Company”

(a)	That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i)	on or in respect of the shares debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the 1st day of December 2025.

CLERK OF THE CABINET

Authentication Number: 472083303181